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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                         TeleBanc Financial Corporation
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  87925R 0 109
                                  ------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

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-------------------------                              -------------------------
CUSIP No. 87925R 0 109         13G                     Page  2   of  5  Pages
          -------------                                     ---     ---
-------------------------                              -------------------------


---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Canadian Imperial Bank of Commerce
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER
                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             682,590
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            682,590
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           682,590
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

---------- ---------------------------------------------------------------------


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Item 1(a):                   Name of Issuer:
----------                   ---------------
                             TeleBanc Financial Corporation (the "Company")

Item 1(b):                   Address of Issuer's Principal Executive Offices:
----------                   ------------------------------------------------
                             1111 North Highland Street
                             Arlington, Virginia  22201

Item 2(a)                    Name of Person Filing:
---------                    ----------------------
                             Canadian Imperial Bank of Commerce ("CIBC")

Item 2(b):                   Address of Principal Business Office:
----------                   -------------------------------------
                             Commerce Court
                             Toronto, Canada M5L 1A2

Item 2(c):                   Citizenship:
----------                   ------------
                             CIBC is a bank organized under the Bank Act of Canada.

Item 2(d):                   Title of Class of Securities:
----------                   -----------------------------
                             Common Stock

Item 2(e):                   CUSIP Number:
----------                   -------------
                             87925R 0 109

Item 3:                      If the reporting person is an investment advisor
-------                      in accordance  with ss.  240.13d-1(B)(1)(ii)(E),
                             check this box [ ]

Item 4:                      Ownership:
-------                      ----------
                             CIBC may be deemed to beneficially own 589,840 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), and a warrant to purchase 92,750 shares of Common Stock which is exercisable within 60 days of the date hereof (the "Securities"), which are directly held by a subsidiary and an affiliate of CIBC. CIBC may be deemed to share the voting and dispositive power with respect to such Securities. See Item 6. Dean C. Kehler, a director of the Company, and Jay R. Bloom and Andrew Heyer, are officers of an affiliate of CIBC and share voting and dispositive power with respect to the Securities and may be deemed to beneficially own them.

                             (a) 589,840 shares of Common Stock, as of the date of this Statement.

                             (b)  5.5%

                             (c)  (i)    -0-

                                  (ii)   682,590

                                  (iii)  -0-

                                  (iv)   682,590



                               Page 3 of 5 Pages

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Item 5:                      Ownership of Five Percent or Less of a Class:
-------                      ---------------------------------------------
                             Not applicable.


Item 6:                      Ownership of More than Five Percent on Behalf of
-------                      ------------------------------------------------
                             Another Person:
                             ---------------
                             As reported above, CIBC may be deemed to have direct or indirect voting and/or investment discretion over 682,590 shares of the Company's Common Stock which are held for the benefit of a subsidiary and an affiliate of CIBC. Such entities have the right to receive dividends as well as the proceeds from sale of the Securities. The interests of each of such entities, taken individually, do not exceed more than five percent of the class of Common Stock.

Item 7:                      Identification   and   Classification   of   the
-------                      ------------------------------------------------
                             Subsidiary  Which  Acquired the  Security  Being
                             ------------------------------------------------
                             Reported on By the Parent Holding Company:
                             ------------------------------------------
                             Not applicable.

Item 8:                      Identification and Classification of
-------                      ------------------------------------
                             Members of the Group:
                             ---------------------
                             Not applicable.

Item 9:                      Notice of Dissolution of Group:
-------                      -------------------------------
                             Not applicable.

Item 10:                     Certification:
--------                     --------------
                             Not applicable.



                               Page 4 of 5 Pages
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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999


                                             CANADIAN IMPERIAL BANK OF COMMERCE



                                             By: /s/ Patricia A. Bourdon
                                                 ------------------------------
                                                  Name:  Patricia A. Bourdon
                                                  Title: Assistant Secretary




                               Page 5 of 5 Pages